UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2018

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                      to

COMMISSION FILE NUMBER: 000-49883

A. Full title of the plan and address of the plan, if different from that of issuer named below:

Plumas Bank
401 (k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

Plumas Bancorp

35 S. Lindan Avenue
Quincy, CA 95971

REQUIRED INFORMATION

1.	Not Applicable
2.	Not Applicable
3.	Not Applicable
4.

The Plumas Bank 401(k) Profit Sharing Plan, (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Furnished herewith are the financial statements and schedules of the Plan for the fiscal year ended December 31, 2018, prepared in accordance with the financial reporting requirements of ERISA.

PLUMAS BANK

401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS

December 31, 2018 and 2017

PLUMAS BANK 401(k) PROFIT SHARING PLAN

Quincy, California

FINANCIAL STATEMENTS

December 31, 2018 and 2017

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of

Plumas Bank 401(k) Profit Sharing Plan

Quincy, California

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Plumas Bank 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Plumas Bank 401(k) Profit Sharing Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, and as well as evaluating the overall presentation of the financial statements. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

1.

Supplemental Information

The supplemental information contained in the 2018 supplemental schedule H, Line 4i – Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2013.

/s/ Vavrinek, Trine, Day & Co., LLP

Laguna Hills, California

June 21, 2019

2.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2018 and 2017

	2018	2017

ASSETS

Investments:
Investments at fair value (Note 4)	$12,456,987	$12,876,535
Investments at contract value (Note 3)	876,233	817,214
Total Investments	13,333,220	13,693,749
Receivables:
Notes receivable from participants	183,596	88,214
Employer contributions receivable	984	-
	184,580	88,214

Net assets available for benefits	$13,517,800	$13,781,963

See accompanying notes to financial statements.

3.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2018 and 2017

	2018	2017

ADDITIONS

Investment income:

Net (depreciation) appreciation in fair value of investments	(874,412)	2,013,384
Interest and dividends	191,299	162,011
Net investment (loss) income	(683,113)	2,175,395

Interest income on notes receivable from participants	7,652	4,632

Contributions:
Employer	177,441	149,882
Participant	939,160	782,820

	1,116,601	932,702

Total additions	441,140	3,112,729

DEDUCTIONS

Benefits paid to participants	702,426	614,141
Administrative expense	2,877	3,165

Total deductions	705,303	617,306

Net (decrease) increase	(264,163)	2,495,423

Net assets available for benefits:
Beginning of year	13,781,963	11,286,540

End of year	$13,517,800	$13,781,963

See accompanying notes to financial statements.

4.

PLUMAS BANK 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Plumas Bank (the "Bank") 401(k) Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan's provisions.

General

Plumas Bank, the Plan Sponsor, established the Plan effective on April 1, 1988, to provide all Bank employees, not otherwise excluded, who have completed 90 days of service and are eighteen years of age with the opportunity to defer a portion of their eligible compensation on a pre-tax basis. All investments in the Plan are participant directed. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant Contributions

Each year, participants may make salary deferral contributions in any percentage of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations. All participant contributions and earnings thereon are 100% vested. Participants are automatically enrolled on the first day of the month following the date the participant meets eligibility requirements.

Employer Contributions

During 2018 and 2017, the Company’s contribution totaled $177,441 and $149,882, respectively consisting of a matching amount of 30% of the employee’s contribution up to a total of 2.4% of the employee’s compensation. At the discretion of the Bank, the Bank may also make a non-elective contribution to the Plan. During 2018 and 2017 the Bank did not make any discretionary contributions. Bank contributions are subject to certain IRC limitations. Both the matching contribution and any non-elective contribution vest over a five-year period as follows:

Percentage
Service	Vested

2 years but less than 3 years	25%
3 years but less than 4 years	50%
4 years but less than 5 years	75%
5 years or more	100%

Participant Accounts

Each participant's account is credited with the participant's contributions and an allocation of the Bank's matching and discretionary contributions and Plan earnings and is charged with withdrawals and an allocation of Plan losses and investment management fees. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

5.

PLUMAS BANK 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at prevailing market rates at the time of borrowing. Principal and interest are paid through payroll deductions.

Payment of Benefits

On termination of employment or other reasons specified by the Plan, a participant may elect to receive a lump sum payment, a part lump sum payment and part installment payments, or installment payments (annually, quarterly or monthly) over a specified period of time, not exceeding the participant's life expectancy or the joint life expectancy of the participant or participant's beneficiary. As of December 31, 2018 and 2017, there were no benefits payable to participants that have elected to withdraw from the Plan but have not yet been paid.

Forfeitures

Forfeitures from the nonvested portion of terminated employees' account balances can be used to reduce employer contributions in the following plan year or can be used to pay administrative expenses. No forfeitures were used to offset plan expenses during the years ended December 31, 2018 and 2017, respectively.

Administrative Costs

During 2018 and 2017 all administrative costs were paid by the Participants.

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, participants will become fully vested in their accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect certain reported amounts and disclosures and actual results could differ from these estimates.

6.

PLUMAS BANK 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value with the exception of fully benefit-responsive investment contracts. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Contract value reflects the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and is the relevant measure for the portion of assets attributable to fully benefit-responsive investment contracts.

Purchases and sales of securities are recorded on a trade date-basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances. Delinquent participant loans are recorded as benefits paid to participants based upon the terms of the plan document.

Risks and Uncertainties

The Plan utilizes various investments. Investments are exposed to various risks, such as interest rate, market, liquidity and credit risk. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 - INVESTMENT IN CONTRACT WITH INSURANCE COMPANY

At December 31, 2018 and 2017, the Plan has an investment in a fully benefit-responsive Group Annuity contract with Principal Life Insurance Company (Principal; Issuer) which is reported at contract value in the statements of net assets available for benefits. Under the terms of the contract, the contributions are maintained in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

7.

PLUMAS BANK 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 3 - INVESTMENT IN CONTRACT WITH INSURANCE COMPANY (Continued)

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. In the event that the Plan Sponsor terminates the contract and requests an immediate payout, the contract payout would be subject to a 5% termination fee. The plan administrator does not believe that the occurrence of any other such contract value events, which would limit the Plan's ability to transact at contract value with participants, is probable. The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

The crediting interest rate of the contract is based on a formula agreed upon with the issuer, as defined in the contract agreement, but cannot be less than zero. Such interest rates are reviewed and reset on semi-annual basis. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contract.

NOTE 4 - FAIR VALUE MEASUREMENTS

Fair Value Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The effect of a change in valuation technique or its application on a fair value estimate is accounted for prospectively as a change in accounting estimate. When evaluating indications of fair value resulting from the use of multiple valuation techniques, the Plan is to select the point within the resulting range of reasonable estimates of fair value that is most representative of fair value under current market conditions. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

8.

PLUMAS BANK 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 4 - FAIR VALUE MEASUREMENTS (Continued)

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. Transfers between hierarchy measurement levels are recognized by the Plan as of the actual date the event or change in circumstances that caused the transfer.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Company Common Stock: The fair value of Plumas Bancorp common stock is determined by obtaining quoted prices from a nationally recognized exchange (level 1 inputs).

Mutual Funds: The fair values of mutual fund investments are valued at the NAV of shares held by the Plan and are valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis which are held directly by the Plan are summarized below:

		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Description	Fair Value	(Level 1)	(Level 2)	(Level 3)

December 31, 2018

Common stock of Plan Sponsor	$2,655,046	$2,655,046	$-	$-
Investments measured at net asset value:
Money Market Fund	52,953	52,953
Mutual Funds	9,748,988	9,748,988
Total investments at fair value	12,456,987	$12,456,987	$-	$-
Investments at contract value	876,233
Total Investments	$13,333,220

9.

PLUMAS BANK 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 4 - FAIR VALUE MEASUREMENTS (Continued)

Investments measured at fair value on a recurring basis which are held directly by the Plan are summarized below:

		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Description	Fair Value	(Level 1)	(Level 2)	(Level 3)

December 31, 2017

Common stock of Plan Sponsor	$2,730,153	$2,730,153	$-	$-
Investments measured at net asset value:
Money Market Fund	47,091	47,091
Mutual Funds	10,099,291	10,099,291
Total investments at fair value	12,876,535	$12,876,535	$-	$-
Investments at contract value	817,214
Total Investments	$13,693,749

NOTE 5 - CONCENTRATION OF INVESTMENTS

At December 31, 2018 and 2017, the Plan held investments in Plumas Bancorp common stock, representing approximately 20% of net assets available for benefits.

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2018 and 2017, the Plan's investments in Plumas Bancorp common stock (a related party) are as follows:

	December 31,
	2018	2017

Number of shares	116,911	117,679
Fair value, based on quoted market values	$2,655,046	$2,730,153

Certain Plan investments are managed by Principal. Principal is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $2,877 and $3,165 for the years ended December 31, 2018 and 2017, respectively and were included as a reduction of the return earned on each fund. Notes receivable from participants also reflect party-in-interest transactions.

NOTE 7 - FEDERAL INCOME TAX STATUS

The Plan obtained a favorable determination letter, dated May 8, 2015, in which the Internal Revenue Service (IRS) stated the Plan complied with applicable requirements of the Internal Revenue Code (IRC). Previous to this the Plan was operating under an opinion letter dated March 31, 2008 indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code.

10.

PLUMAS BANK 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 7 - FEDERAL INCOME TAX STATUS (Continued)

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. Management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require recognition or disclosure in the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2015.

11.

SUPPLEMENTAL SCHEDULE

PLUMAS BANK 401(k) PROFIT SHARING PLAN
EMPLOYER IDENTIFICATION NUMBER: 95-3520374
PLAN NUMBER: 001
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2018

(a)		(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost(1)	(e) Value
		MUTUAL FUNDS:
		T. Rowe Price/Brown Advisory LargeCap Growth I R6 Fund	117,253.57	Shares		$1,509,054
*		Principal Global Investors - Capital Appreciation Inst Fund ++	25,719.67	Shares		1,068,652
		Capital Research and Mgnt Co. AM FDS EuroPacific Growth R6 Fund	21,926.49	Shares		986,473
		Janus Henderson Enterprise N Fund	7,201.08	Shares		795,576
*		Principal LifeTime 2030 Inst Fund	61,939.33	Shares		781,055
*		Principal LifeTime 2020 Inst Fund	60,053.00	Shares		750,062
		Allianz Global Investors NFJ Midcap Val R6 Fund	22,185.26	Shares		613,866
*		Principal LifeTime 2025 Inst Fund	51,653.30	Shares		521,698
*		Principal Global Investors - Income R6 Fund ++	55,880.26	Shares		516,892
*		Principal Global Investors. LargeCap S&P 500 Index Inst Fund ++	22,626.18	Shares		351,611
		Oppenheimer Developing Markets I Fund	7,028.13	Shares		264,117
*		Principal Global Investors - Equity Income Inst Fund ++	9,099.45	Shares		252,419
		Delaware Small Cap Value R6 Fund	4,093.83	Shares		215,867
		PGIM High Yield R6 Fund	40,532.62	Shares		207,527
*		Principal Global Investors. SmallCap S&P 600 Index R6 Fund ++	8,944.71	Shares		193,742
*		Principal LifeTime 2045 Inst Fund	11,289.69	Shares		123,735
*		Principal LifeTime 2040 Inst Fund	8,712.56	Shares		115,267
*		Principal LifeTime Strategic Income Inst Fund	10,180.63	Shares		113,107
*		Principal Global Investors. MidCap S&P 400 Index R6 Fund ++	6,414.72	Shares		109,114
*		Principal LifeTime 2035 Inst Fund	8,073.41	Shares		85,255
		Vanguard Fed Money Market Inv Fund	52,952.99	Shares		52,953
*		Principal LifeTime 2050 Inst Fund	3,916.40	Shares		51,579
*		Principal LifeTime 2055 Inst Fund	4,239.07	Shares		49,216
*		Principal LifeTime 2060 Inst Fund ++	2,994.95	Shares		36,509
		Carillon Eagle Small Cap Growth R6 Fund	374.50	Shares		17,085
*		Principal LifeTime 2015 Inst Fund	1,491.42	Shares		13,497
*		Principal LifeTime 2045 R5 Fund	238.24	Shares		2,575
*		Principal LifeTime 2050 R5 Fund	79.17	Shares		1,039
*		Principal LifeTime 2020 R5 Fund	65.18	Shares		811
*		Principal LifeTime 2065 Inst Fund ++	70.79	Shares		657
*		Principal LifeTime 2035 R5 Fund	50.68	Shares		533
*		Principal LifeTime 2015 R5 Fund	43.08	Shares		385
*		Principal LifeTime 2065 R5 Fund ++	1.41	Shares		13

		STOCK:
*		Plumas Bancorp Common	116,910.86	Shares		2,655,046

		INVESTMENT CONTRACT:
*		Principal Fixed Income Guaranteed Option				876,233

		RECEIVABLES:
*		Notes Receivable from Participants	Interest rates from 4.25% - 6.25% and maturity dates from 2019 through 2023			183,596
						$13,516,816

	(1)	Cost is not required for participant-directed investments
	*	Party-in-interest to the Plan.

12.

EXHIBIT INDEX

Exhibit	Description

23.1	Independent Registered Public Accountant’s Consent for the audit of year ended December 31, 2018 dated June 21, 2019.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees or other persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Plumas Bank 401(k) Profit Sharing Plan
(Name of Plan)

Date: June 21, 2019	/s/ Richard L. Belstock
Richard L. Belstock
Chief Financial Officer